PETER HAMBRO MINING PLC

11 GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 4HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901
Website: www.peterhambro.com Email: corporate@peterhambro.com

16th July 2007

[redacted]

07025401

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance, Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

RE: Peter Hambro Mining Plc
Exemption No. 082-34734

Dear Sir or Madam:

Enclosed is the following information required to be furnished by Peter Hambro Mining Plc to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934:

Announcement of:

- 27th June
- 16th July

Yours faithfully,

PETER HAMBRO MINING PLC

PROCESSED
JUL 23 2007
THOMSON
FINANCIAL

By:

Heather Williams
Company Secretary

RECEIVED
2007 JUL 19 P 12:21

dw 7/20

PETER HAMBRO MINING PLC

11 GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH

TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901

Website: www.peterhambro.com Email: corporate@peterhambro.com

PETER HAMBRO MINING PLC

27 June 2007

Peter Hambro Mining Plc (the "Company") today announces that at the Annual General Meeting of the Company held at 12 noon today, all the resolutions proposed, as set out in the notice of the meeting to shareholders dated 14 May 2007, were duly passed.

Enquiries:

Alya Samokhvalova	Director of External Communications	+44 (0) 20 7201 8900
Marianna Adams	Investor Relations	+44 (0) 20 7201 8900
Tom Randell	Merlin	+44 (0) 20 7653 6620
Patrick Magee	JPMorgan Cazenove	+44 (0) 20 7155 4525

PETER HAMBRO MINING PLC

11 GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH

TELEPHONE +44 20 7201 8900 **FACSIMILE +44 20 7201 8901**

Website: www.peterhambro.com Email: corporate@peterhambro.com

16 July 2007

Trading Update

Peter Hambro Mining Plc ("PHM" or the "Group") issues this trading statement as an update and in advance of its results for the six months to 30 June 2007 ("the Period"). A full results announcement for the Period will be issued on 24 September 2007.

Highlights:

- Production:
  - PHM total attributable production of c.134,300 oz is 24 % up from 108,363 oz on the same period for 2006 with Pokrovskiy Mine production of c.116,800 oz of gold for the Period, 25% up from 93,600 oz on the same period in 2006;
  - Omchak Joint Venture attributable production of c.11,400 oz of gold for the Period. This is generally in line with the same period for 2006 and in accordance with the Group's forecast;
  - Production from the Group's other newly developing production operations totalled c.6,200 oz which is a 88% increase over the same period last year;
  - The Directors believe that the Group is currently on track to meet its 283,000 oz per annum production target for 2007;
- Unit costs at Pokrovskiy were in line with the Group's internal forecast for the first six months of the year;
- The average realised gold sales price was US$652/oz, which is 14% higher than the same period last year;
- In January 2007, the Group announced its detailed plan, expected costs and time schedule regarding the development of the Pioneer deposit. The programme for this development is on track to yield the first production from the deposit in September 2007;
- Pioneer highlights:

- Construction works and equipment deliveries are proceeding according to timetable and start up of production from the deposit is on schedule to commence in September;
- Construction of the man camp and main infrastructure at the deposit has been completed which has allowed for the transfer of the labour force, previously trained at Pokrovskiy, to Pioneer operations;
- The mining fleet for future mining operations has been fully equipped by the addition of new excavators and dump trucks;
- Leaching tanks, crusher, SAG mill, classifiers, pumps and other supporting machinery for the plant were constructed or purchased, set up and installed;
- In exploration, the high-grade Andreevskaya gold zone is included in the primary targets thus improving the deposit economics, and exploration shows that, in three ore zones, high grade gold mineralisation continues at depths of 300 to 350m. Lateral extensions of several ore zones have been identified;
- Construction of production facilities is continuing, in particular in the heap leach area, the crushing and screening complex, the technological unit for the extraction of gold, the tailings dam, and road and infrastructure units.

- Wardell Armstrong International Limited has been commissioned to produce a competent person's report on all of the Group's assets. It is intended that work on this will commence in September 2007 and that the results thereof will be published as soon as they have been approved by the Board. This is expected to be in the fourth quarter of 2007.
- Results of metallurgical test-work on the non-oxidised ore at Pioneer and Malomir show that a combination of gravity separation and flotation produces excellent results.
- The encouraging metallurgical test-work results and our increasing knowledge of the extent of the ore zones at Malomir have resulted in a requirement for further work on a revised implementation plan to take into account the improved prospects for production. This means that the initial gold production date is likely to be postponed, as previously announced, for a period of 6-12 months beyond the initial planned 2008 start-up date.
- Group exploration activities on its large portfolio of exploration and development properties are producing some excellent results which are being analysed currently. It is intended that the results will be published in detail with the Group's half-year results on 24 September 2007.

Commenting on the announcement, Peter Hambro, Executive Chairman, said:

"It is again a pleasure to report strong progress made by PHM during the first half of the year. I think that an impressive 25% increase of production at the Pokrovskiy plant in spite of the treatment of primary types of ore through the mill is a spectacular achievement and is further proof of the outstanding capabilities of PHM's engineering team.

We are currently on budget and on time with the development of all projects except Malomir as announced earlier this year, where the postponed production date is the result of good news on the potential of the deposit, and I am delighted that the first of our new production

deposits, Pioneer, is on target to commence production in September 2007, as expected. The recent preliminary exploration results from Pioneer are encouraging.

As we announced in February, increasing knowledge of the three ore zones at Malomir and the change of the scale of this project means that production start up has been postponed for a period of 6-12 months beyond the initially planned 2008 start up.

Cost control has remained one of our highest priorities and we are proud to say that operating costs are broadly in line both with our budget and with our estimates of Russian inflation.

The Group has a large exploration and development budget and it is pleasing to note that this seems to be being spent fruitfully. I am glad to see that some of the Group's newly developing production operations are beginning to produce meaningful quantities of gold for the first time.

Prospects for the remainder of the Group's financial year remain good.

We commissioned an independent review of all our assets by Wardell Armstrong which is scheduled to commence in September and we expect to report the final results of this review in autumn 2007. This report is expected to include audited JORC reserves and resources for the Pioneer deposit."

Operations Report

Pokrovskiy Mine

Pokrovskiy Rudnik is continuing the success achieved during 2006 producing 116,800 oz of gold in the first six month of 2007 compared to 93,600 oz in the same period of 2006. This 25% increase was achieved due to the stable work of the plant, improved recovery rates and higher head grades through the mill. The increase in recovery rates was a result of the range of measures introduced by specialists at Pokrovskiy in 2006. Amongst these measures were adjustments to the crushing-grinding circuit, creation of an intermediate stockpile for blending purposes and increase in the leaching time.

Unit operating costs were generally contained in line with those of the previous period, increasing only slightly and in line with Russian inflation.

Mining operations

Planned advance stripping works (prospective stripping) were carried out according to the mining plan using geological computer models of the deposit (Micromine). The capacity of the intermediate blending ore stockpile was increased further to 200,000 tonnes which allowed for an optimal ore mixture to be sent to the resin-in-pulp plant.

Pokrovskiy Rudnik Mining Operations

		6 months to 30 June		
	Units	2007	2006	Var, %
Mining				
Total Material Moved	m^3 '000	2,458	2,624	-6%
Ore mined	t '000	1,197	889	35%
Average grade	g/t	3.6	3.2	13%
Gold content	oz '000	136.8	90.9	50%

Processing operations – Resin in Pulp plant

863,000 tonnes of ore were treated through the mill in the first half of the year - 6% more than during the same period in 2006. Significant improvement of recovery rates from 86.6% in the first half of 2006 up to 91.0% for the same period this year allowed for an increase in the plant's gold output. This was achieved by the introduction of a number of technological improvements last year including the creation of the intermediate stockpile where five different types of ore from Pokrovskiy pit are blended. This stockpile allows for an optimal mix of different types of ore to go through the resin-in-pulp plant. Due to this and other improvements, notwithstanding the commitment to the processing of primary ore from the deposit, 91% recovery rates were achieved at the plant. The increased capacity of the plant compensated for the longer leaching time for the harder and less oxidised material through the mill.

Heap Leach

The increase in the capacity of the gold processing plant and the rise in the gold price allowed for lower grade ore to be processed through the heap leach without an increase in the volume of mining works and without decreasing the overall gold production of Pokrovskiy Rudnik. The recovery rates, although 22% lower than in 2006 due to a shorter period of leaching as a result of the later start of the leaching season caused by weather conditions, were still impressive for this type of operation in the conditions of the Russian Far East.

Pokrovskiy Rudnik Processing Operations

		6 months to 30 June		
	Units	2007	2006	Var,%
Resin in Pulp Plant				
Ore from pit	*t '000*	352	609	-42%
Average grade	*g/t*	4.43	3.85	15%
Ore from stockpile	*t '000*	511	109	369%
Average grade	*g/t*	4.43	4.14	7%
Total milled	*t '000*	863	818	6%
Average grade	*g/t*	4.4	3.8	16%
Gold content	*oz '000*	122.7	99.6	23%
Recovery rate	*%*	91.0%	86.6%	5%
Gold recovered	*oz '000*	112	86	30%
Heap Leach				
Ore stacked	*t '000*	354	345	3%
Average grade	*g/t*	0.8	1.0	-20%
Gold content	*oz '000*	10	11	-9%
Recovery rate	*%*	53.6%	68.3%	-22%
Gold recovered	*oz '000*	5	7	-29%
Total				
Gold recovered	*oz '000*	116.8	93.6	25%

Table showing the breakdown of gold production at Pokrovskiy Rudnik by month for the six months to 30 June 2007 compared to 2006

Month	**2007** '**000oz**	**2006** '**000oz**
January	19.93	14.69
February	16.42	12.25
March	17.90	15.37
April	20.02	16.77
May	21.54	17.38
June	21.00	17.10
Total	116.81	93.6

Pioneer Mine

At Pioneer, in the first half of 2007, efforts were concentrated on preparing the deposit for first production in September according to schedule. Mining works were carried out in order to complete geological exploration works and to prepare the deposit for operation.

Extensive metallurgical test work, including laboratory analyses and pilot test works, aimed at understanding the composition and improving the recovery rates of non-oxidised material indicated that a combination of gravity separation and floatation processes produces excellent results. Gold recovery in concentrate from flotation is 90 – 92% and flotation produces a concentrate that is approximately 2-4% by weight of the ore. Further gold recoveries from concentrate using the autoclave process amount to c.95%.

The main volume of work (trenches, overburden stripping, drilling) was carried out within the Promezhutochnaya, Yuzhnaya and Andreevskaya ore zones.

The main purpose of this work was tracing the ore bodies at surface (Yuzhnaya ore zone) and delineating the deeper levels (60-250m) by sparse drill holes in regions of outlined ore bodies.

Construction works for production facilities are continuing, in particular in the heap leach area, the crushing and grinding complex, the technological unit for the extraction of gold, the tailings dam, and road and infrastructure units.

During the first half of the year, the construction of the man camp and main infrastructure at the deposit was completed which allowed for an increase in the workforce at the site in order to complete all works to schedule.

Two EKG-5A mine excavators were brought into operation as well as six Volvo and Caterpillar dump trucks (37-38 tonnes capacity). Leaching tanks, crusher, SAG mill,

classifiers, pumps and other supporting machinery were constructed or purchased, set up and installed. The Group is planning to have the first production from this deposit in September 2007.

Mining operations	Units	2007 1H Actual	2006 1H Actual
Pioneer Deposit			
Total Material Moved	'000 m^3	666	392
Ore Mined	'000 t	38	13
Grade	g/t	1.8	1.3
Gold	'000 oz	2.2	0.5

Final exploration works at the deposit were concentrated on its preparation for future production. At the Yuzhnaya ore zone the length of the ore interval was confirmed at 350m. The thickness of ore intervals varied from a few metres to 64.5m. Variation of the gold grade in a series of channel samples is from 0.6 to 15.8-17.5g/t. In occasional samples, high grades of silver have been noted up to 64.5g/t.

From deep drill holes it has been established that the Yuzhnaya, Promezhutochnaya and Bakhmut ore zones can be traced down dips at depth to more than 300-350m along almost their whole length. Productivity of the ore bodies at these depths in general is unchanged.

Continuation of the Bakhmut ore zone in a north-easterly direction has been established increasing the length of the zone to 520m. The intersected thickness of ore bodies on newly identified blocks reaches 4.8-12.4m with average grades of gold 1.1-1.5g/t.

The Andreevskaya ore zone has been intersected by trenches at 40-80m intervals along the strike for a distance of 500m, the drill holes here were done on a 60 x 30-40m grid.

The thickness of the zone at surface varies from 4m to 16.3m, averaging 9.2m and from drill hole data at depth, 6.4m. Average grades of gold from trench data vary from 0.92g/t to 55.81g/t.

An extension of the Andreevskaya zone has been established.

The Vostochnaya and Zvezdochka ore zones have been intersected by separate trenches and drill holes.

Malomir Deposit

In accordance with the plans, detailed exploration work was carried out in the north-eastern part of the deposit. In the Period, 32,160m of drilling and 58,900m³ trenching was completed. A grid of drill holes and trenches (40m x 40m), intended for the computation of economic reserves of gold of category C1, was established on an area of width 320-350m and length of about 600m.

A number of metallurgical tests on the different types of ore at the Malomir deposit were carried out at the Group's laboratories and at specialist scientific institutions, including Irgiredmet. A process of gravity separation and flotation of non-oxidised types of ore similar to that at Pioneer was suggested and proved to yield impressive results. Gold recovery in

concentrate from flotation is 83-86% and flotation produces a concentrate that is approximately 4-6% by weight of the ore. Cyanide leaching of oxide ore gives up to 84% recovery.

At the junction of ore body No.10 with the Diagonal zone, two ore columns have been delineated. In plan, the width of the columns is 50-140m, and they are separated by a narrow (up to 30-40m) strip of lower grade ore. Down dip, both ore columns have been traced for 320m. Reserves of metal in the columns constitute, from initial estimates, c.418,000 oz at a gold grade of 2-2.5g/t (at a 0.8g/t cut off).

Adjacent to the Severniy Fault at depths of 130-240m, a major body 150-200m wide, of cataclastic quartz metasomatites has been discovered. This zone constitutes an extension, to depth, of the main Diagonal zone. Within this new ore zone, several ore bodies of thickness from 20 to 46m, and gold grades typically of 1.0-2.2g/t (and up to a maximum of 40g/t), have been defined. In the same area of the deposit, at shallower depths, 45-130m, drilling has intersected separate ore bodies from 3 to 27m thick with gold grades typically of 1.0-2.5g/t.

On the southern continuation of the mineralised zone of the Diagonal fault its continuation has been identified by drill holes as having a thickness of 3.0 to 6.9m and gold grade of 0.94-1.48g/t.

Two metallurgical bulk samples have been taken from ore bodies in the Quartzite area.

Newly Developing Production Operations

A number of alluvial mining enterprises, now included in the Group, carried out works at the sites of the Group's operational and exploration activities allowing for additional profits for the Group without major investment in infrastructure or detailed exploration works. Two of them – OAO ZDP Koboldo and ZAO Amur-Dore - which extract gold from alluvial deposits in the North East of the Amur Region in close proximity to the Tokur and Malomir deposits, produced c.3,900 oz of gold in the first half of 2007. The enterprises exploit alluvial deposits using dredging methods and with the use of washing apparatus.

Plans for 2007 envisage an increase in the production of alluvial gold by 1.5 times (up to 16,000 oz) in comparison with 2006.

Joint Ventures in the Amur Region

Priisk Solovyevskiy, Nagima and Odolgo, all of which are in different types of joint venture arrangements with PHM, produced c.2,265 oz of attributable gold during the first half of 2007.

On 30 May 2007, a modular plant with gravitational technology for the extraction and processing of concentrate using the intensive cyanidation method was put into operation at the Odolgo site. During June, commissioning works and simultaneous exploitation works were carried out. The first batch of concentrate was processed at the Pokrovskiy resin-in-pulp plant in June at a newly built intensive cyanidation facility.

Omchak Joint Venture

Through its subsidiaries, Omchak produced c.23,000 oz of gold in the first half of 2007. This represents c.32.3% of the scheduled production for 2007 and is in line with the previous

year's production and in accordance with the internal budget for the first half of 2007. As more than 67% of the gold produced by Omchak comes from the exploitation of placer deposits, the majority of production occurs during the second half of the year. PHM's attributable share of production was c.11,400 oz as it owns a 50% interest in Omchak.

During the first half of the year Omchak's subsidiaries, OOO Zeyazoloto and OOO Noviye Tekhnologii carried out and completed the necessary preparation works for 2007 production season including the delivery of fuels and lubricants, technical repair works, stripping works and the assembly of washing apparatus. In June, gold production commenced.

Omchak also carried out geological exploration works at three projects in the Chita region in accordance with approved plans and licence conditions.

At the Verkhne-Aliinskiy gold deposit, exploration drilling was completed as well as trenching works and the collection of samples for geotechnical and technological analysis. Since the start of 2007, 12,623m of drilling and 20,000m^3 of trenching has been carried out, and 1,347 core samples and 112 trench samples analysed yielding samples with gold grades up to 166.6g/t.

At the flanks of the Bukhtinskiy prospective area, aerial geophysical exploration is being carried out as well as a geochemical survey. Ore samples and mineralogical samples are being analysed.

At the Kuliinskiy ore field, geological exploration is scheduled to commence in July 2007 and mining by the end of the year. It is planned to carry out 15,000m^3 of trenching and collect more than 200 drill samples.

Exploration and Development Report

During the first half of 2007, the Group's exploration team concentrated their efforts on the most advanced projects of the Group in order to prepare them for exploitation according to the Group's schedule. Works on other projects were progressed according to the frameworks of the exploration plans and licence terms. During this Period, the Group carried out 348,600m^3 of trenching and 105,642m of drilling.

Yamal

In the first half of 2007 OAO Yamalzoloto carried out appraisal work on two operating projects: the Novogodnee Monto deposit and at the Toupugol-Khanmeishorskiy area. At Novogodnee Monto, finalisation and confirmation of the feasibility study on current exploration conditions was accomplished. At the Toupugol-Khanmeishorskiy area the following work was carried out: drilling – 12,747m (127 boreholes), including structure drilling – 2,324m (72 boreholes); trenching – 52,596m^3; assaying: core sampling – 7,085 samples (7,041m core), slurry – 249 samples (256m core), lithogeochemical – 1,110 samples (4,084m core).

As the Petropavlovskoye deposit, located 400m from Novogodnee Monto, is a vital part of the plan regarding the future development of the area, intensive exploration works were continued here in 2007. Detailed drilling was carried out in a grid of 40m x 20m in the northern section of the deposit.

Yamalskaya Gornaya Company

In the Period, OOO Yamalskaya Gornaya Company (YGK) carried out geological exploration works including office study and laboratory-analytical works and the initial stages of field works on 8 projects contained in 6 licence areas.
During the Period, a complete summary was made for the Ozerno-Pyatirechensk area of all geological, geophysical, geochemical information gathered from three years of field works based on the results of ore sampling from core drill holes and excavation (6,200 samples), aerial litho chemical (more than 8,000 samples) and geophysical exploration, geological observations following prospecting traversing (more than 3,500 tonnes).

Following this correlation of results the previously forecasted presence of three potential ore bearing zones on the Ozernoye site was confirmed. A number of more prospective sites were singled out according to complex characteristics; the evaluation of these areas is expected to be carried out in 2007.

Other Assets

The Group has acquired seven new exploration licences in the Amur region, on a variety of prospective areas, some of which have already been extensively explored and on which ore deposits are defined and reserves and resources have been established. These require some additional drilling to confirm.

Other assets are greenfield properties in prospective areas (with known gold anomalies). Meanwhile, exploration work continues, with promising results, on the Adamikha and Gar-II licence areas in the middle of the Amur region. Detailed information will be made available in half-year results on 24 September 2007.

Gold Price/Treasury

The Group's average realised gold price for the period was US$652/oz, up 14% against US$573/oz during the first six months of 2006. The Russian rouble strengthened against the US Dollar by 2% during the Period and was RuR25.82/US$ at 30 June 2007 (RuR27.08/US$ - 30 June 2006, RuR26.33/US$ - 31 December 2006). The Group has a policy of no long term gold forward sales or hedging.

June Site Visit

From 2 to 6 June 2007 a number of institutional analysts made a site visit to the Pokrovskiy, Pioneer and Malomir operations and attended a geological workshop. The Group also met a local representative of Rosprirodnadzor and was able to discuss with him recent developments in the industry.

The visit to Pioneer demonstrated the excellent progress in the deposit's development in particular with regard to the works underway to allow first production in September 2007 as set out in the schedule. At Pioneer the visitors were able to witness the first concrete being poured for the foundations of the new plant.

During the visit to Malomir analysts were able to discuss the increased volume of mineralised material now identified at the deposit and the consequent likely postponement of production start-up allowing time to complete the additional analytical work on the deposit. As announced on 26 February 2007, production at Malomir postponed for a period of 6-12

months beyond the initially planned 2008 start up. The geological team working at Malomir have now delineated three deposits in total (two more than originally anticipated) and therefore further detailed analysis of these areas is required before the deposit is brought into production.

Enquiries:

Alya Samokhvalova / Marianna Adams +44 (0) 20 7201 8900

Peter Hambro Mining Plc

David Simonson / Tom Randell / Maria Suleymanova +44 (0) 20 7653 6620

Merlin

This release has been reviewed by Dr. Stephen Henley, who is an independent geological advisor to the Board of Directors of Peter Hambro Mining Plc. Dr. Henley is qualified to act in the capacity of a Competent Person for the purposes of this statement.

Dr. Stephen Henley holds a PhD in Geology (University of Nottingham, 1970). He is a Fellow of the Geological Society, a Fellow of the Institution of Materials, Minerals and Mining, and a Chartered Engineer. He is also a Charter Member of the International Association for Mathematical Geology. He has been employed in exploration, mining, academic and geological consultancy posts since 1970 and has participated in Competent Person studies on a variety of different minerals and types of deposit, including gold, polymetallic and chromite projects.

END